

Mail Stop 3030

June 7, 2017

Via E-mail
Mark Elliott
Chief Executive Officer
Boxlight Corporation
1045 Progress Circle
Lawrenceville, Georgia 30043

> **Re:** **Boxlight Corporation**
> **Post-Effective Amendment No. 1 to Form S-1**
> **Filed May 12, 2017**
> **File No. 333-204811**

Dear Mr. Elliott:

We have limited our review of your post-effective amendment to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement

1. We note your references in your explanatory note and on pages 10, 26, 67 and 73 to Skyview Capital LLC as "a selling stockholder." You may not post-effectively amend your registration statement to include the resale of securities by a selling stockholder. Please revise your registration statement accordingly.

2. Your disclosure indicates that Skyview will be selling your securities for proceeds to satisfy your obligations to Skyview. You say that you will provide Skyview additional cash or arrange for the purchase of unsold securities if the proceeds do not achieve specified levels. You also disclose that you can designate any third party to purchase shares from Skyview at any time. Therefore, it appears that you and Skyview are engaged in a distribution of your securities. Provide us your analysis of how the

distribution will be registered consistent with Securities Act Section 5 or is exempt from registration.

Prospectus Cover Page

3. Exchange Act Section 15(d) provides that the duty to file under that subsection is automatically suspended when you have a class of securities registered pursuant to Exchange Act Section 12. Given your Form 8-A filed on September 22, 2015 to register securities under Section 12(b), tell us why you disclose here that you are a reporting company under Exchange Act Section 15(d).

Investors cannot withdraw funds once invested…, page 21

4. We note your added disclosure that you will place the proceeds from this offering in an escrow account and that the proceeds will not be released to you until the conditions you disclose on your prospectus cover page are met. Please revise your risk factor as appropriate to reflect this disclosure.

Determination of Offering Price, page 66

5. The offering price must be fixed for the duration of the offering. Revise the second sentence of this section accordingly.

Undertakings, page 84

6. Provide the undertakings that Regulation S-K Item 512(a) requires.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Heather Percival at (202) 551-3498 or me at (202) 551-3617 with any questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief
Office of Electronics and Machinery

cc: Tahra T. Wright
        Loeb & Loeb LLP